                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                               (Amendment No. 1)

                             Pittston Minerals Group
                ------------------------------------------------
                                (Name Of Issuer)

                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    725701205
                         ------------------------------
                                 (Cusip Number)

                                            (Continued on the following page(s))

                                                              Page 1 of 6 Pages

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CUSIP No.   725701205        13G                              Page 2 of 6 Pages
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Pittston Minerals Group
--------------------- ----------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
                      The Chase Manhattan Corporation - CMC (SS# 13-2624428)
                      For Pittston Company Flexi-Trust (the "Plan")
                      (SS# 54-1317776) and Trust Administered by the The
                      Chase Manhattan Bank - CMB 13-4494650
--------------------- ----------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) / /
                                                                         (B) / /
--------------------- ----------------------------------------------------------
3                     SEC USE ONLY

--------------------- ----------------------------------------------------------
4                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      The Chase Manhattan Corporation - Delaware
                      The Chase Manhattan Bank - New York
--------------------- ----------------------------------------------------------
NUMBER OF             5         SOLE VOTING POWER
                                None
SHARES
                      --------- ------------------------------------------------
BENEFICIALLY          6         SHARED VOTING POWER
                                Plan - 884,008
OWNED BY EACH         --------- ------------------------------------------------
                      7         SOLE DISPOSITIVE POWER
REPORTING                       None
                      --------- ------------------------------------------------
PERSON WITH           8         SHARED DISPOSITIVE POWER
                                Plan - 884,008
--------------------- ----------------------------------------------------------
 9                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      Plan - 884,008

--------------------- ----------------------------------------------------------
10                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES *

--------------------- ----------------------------------------------------------
11                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      Plan - 8.77%
--------------------- ----------------------------------------------------------
12                    TYPE OF PERSON REPORTING*
                                        CMC  - HC
                                        CMB  - BK
                                        Plan - ERISA

--------------------- ----------------------------------------------------------

                                           * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).Name of Issuer:

Pittston Minerals Group

Item 1(b).Address of Issuer's:

448 N.W Main Street
U.S. Highway 19
Lebanon, VA 24266


                Offices
                -------
Item 2(a).    Name of Person Filing:                           This notice is filed by The Chase Manhattan Corporation
                                                               (CMC) and its wholly owned subsidiary,
                                                               The Chase Manhattan Bank (CMB )


Item 2(b).    Address of Principal Business                    CMC:   270 Park Avenue
              Office:                                                 New York, NY 10017
                                                               CMB:   270 Park Avenue
                                                                      New York, NY 10017

Item 2(c).    Citizenship:                                     CMC - Delaware
                                                               CMB - New York

Item 2(d).    Title of Class of Securities:                    Common Shares

Item 2(e).    CUSIP Number:                                    725701205

                             Pittston Minerals Group

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [   ]   Broker or dealer registered under Section 15 of the Act.

          (b) [ X ]   Bank as defined in Section 3(a)(6) of the Act.

          (c) [   ]   Insurance Company as defined in Section 3(a)(19) of the
                      Act.

          (d) [   ]   Investment Company registered under Section 8 of the
                      Investment Company Act.

          (e) [   ]   Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

          (f) [ X ]   Employee Benefit Plan, Pension Fund which is subject
                      to the provisions of the Employee Retirement Income
                      Security Act of 1974 or endowment Fund [see Section
                      240.13d-1(b)(1)(ii)(F)].

          (g) [ X ]   Parent Holding Company, in accordance with Section
                      240.13d-1(b)(ii)(G).

          (h) [   ]   Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)     Amount Beneficially Owned:
                  As of December 31, 1999                      Plan -  884,008

          (b)     Percent of Class:                               Plan - 8.77%

          (c)     Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:       None

              (ii)  Shared power to vote or to direct the vote:
                         The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 884,008 shares of Common Stock.

                         Chase and CMC share the power to dispose or direct the disposition of 0 shares of Common Stock.

                                        Pittston Minerals Group

              (iii) Sole power to dispose or to direct the disposition of:
                    None

              (iv)  Shared power to dispose or to direct the disposition of:


The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 884,008 shares of Common Stock.

Chase and CMC share the power to dispose or direct the disposition of 0 shares of Common Stock.

The 884,008 shares of Common Stock are held in the Trust created pursuant to the Pittston Company Flexi-Trust Agreement and dated December 7, 1992, and as subsequently ammended between Chase as the Flexi-Trust (the Master Trustee) and Pittston Company, for the benefit of Participants in the Plan (Trust).

Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange and Common Stock beneficially owned by the Trust as directed by Participants in the Plan(the Participants).

For this purpose, each Participant acts in the capacity of a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, exchange and any other rights appurtenant to such stock.

Under the terms of the Trust, The Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocatted shares of Common Stock, together with any allocated shares for which no instructions are received, are voted by the Master Trustee in the same proportion as the shares of Common Stock for which instructions are received.

The administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances

The actions of the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.

Item 5.    Ownership of Five Percent or Less of a Class:
           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Not applicable

           Pittston Minerals Group

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

           Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3)
           (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.    Identification and Classification of Members of this Group:

           Not applicable.

Item 9.    Notice of Dissolution of Group:

           Not applicable.

Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        February 3, 2000



The  Chase Manhattan Bank                      THE CHASE MANHATTAN CORPORATION


  /s/ Maureen Galante                              /s/ Anthony J. Horan
--------------------------------------         ---------------------------
      Maureen Galante                              Anthony J. Horan
      Trust Compliance Officer                      Corporate Secretary